Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 29, 2015

TO THE PROSPECTUS DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The follow new subsection is inserted immediately after the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture Senior Credit Facility” on page 108 of the Prospectus:

Secured Loan Facility

On September 25, 2015, IPT Bayport DC LP, IPT Centreport DC LP, IPT Century DC LP, IPT Livermore DC LP, IPT Rialto DC LP, IPT O’Hare DC LLC and IPT Windham IC LLC, each an indirect subsidiary of the Company, which we refer to collectively as the borrower, entered into a secured loan agreement, which we refer to as the “TIAA Facility,” with Teachers Insurance and Annuity Association of America, which we refer to as the lender, for an aggregate principal amount of $100.0 million. The TIAA Facility is non-recourse except for (i) standard carve-outs including those relating to environmental matters, intentional misrepresentations by the Borrower, misappropriation of funds, waste, unapplied security deposits, taxes and failure to maintain insurance and (ii) full recourse for voluntary bankruptcy and/or certain involuntary bankruptcy of the Borrower and violation by the Borrower of certain covenants as further described in the loan agreement. The recourse obligations will be guaranteed by the Operating Partnership. In connection with the terms of the guaranty, the Operating Partnership is required to maintain certain net worth requirements during the term of the TIAA Facility. The TIAA Facility bears a fixed interest rate of 3.52% per year; requires interest-only monthly payments for the first four years of the loan and monthly payments of principal and interest thereafter (based on a 30-year amortization schedule); and has a contractual maturity of October 1, 2023. Starting on November 1, 2016, the TIAA Facility may be repaid in full prior to maturity, subject to a prepayment premium as further described in the loan agreement. The TIAA Facility may be prepaid without a premium during the last 90 days of the loan term.

The TIAA Facility is cross-collateralized and secured by deeds of trust, assignments of leases and rents, security agreements, fixture filing statements, mortgages and related assignments and security interests in each of the buildings in the O’Hare Distribution Center, Windham Industrial Center, CentrePort Distribution Center, Livermore Distribution Center, Century Distribution Center, Bayport Distribution Center I & II and Rialto Distribution Center, which we refer to collectively as the properties.

The lender may exercise certain rights under the loan documents, including the right of foreclosure and the right to accelerate payment of the entire balance of the loan (including fees and the prepayment premium) upon events of default. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, bankruptcy-related defaults and defaults caused by a failure by the borrower to perform its obligations under the loan documents or by a breach by the borrower of its representations and warranties in the loan documents. The loan documents also contain financial covenants, requirements regarding the management of the properties and maintenance of insurance on the properties, transfer restrictions and limitations on the incurrence of debt and granting of liens. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable.

The borrower will be required to pay certain fees and expenses to the lender in connection with the TIAA Facility.